 Filed Pursuant to Rule 424(b)(3)
  Registration No. 333-202716
PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 14, 2015)

(Holding Company for The Provident Bank)
Up to 4,222,800 Shares of Common Stock
(Subject to increase to up to 4,856,220 Shares)
This supplements the prospectus of Provident Bancorp, Inc. dated May 14, 2015.  This prospectus supplement should be read together with the prospectus.
We are extending the expiration date of our subscription offering.
Due to a delay in completing the mailing of subscription materials to some eligible depositors, Provident Bancorp, Inc. has determined to extend the expiration date of its subscription offering.
The deadline for purchasing shares of common stock in the subscription offering is now 5:00 p.m., Eastern Time, on June 19, 2015.  If you wish to purchase shares of common stock in the subscription offering, a properly completed and signed original stock order form, together with full payment, must be received (not postmarked) by us by this time.  The community offering, if any, will also expire at the same time, unless we extend this deadline.
This investment involves a degree of risk, including the possible loss of principal.
Please read “Risk Factors” beginning on page 16 of the prospectus.
Shares of our common stock and our SBLF preferred stock are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation, any other government agency or the Depositors Insurance Fund.  None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is accurate or complete.  Any representation to the contrary is a criminal offense.

For assistance, please contact the Stock Information Center at (978) 834-8505.
The date of this prospectus supplement is June 3, 2015.